                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                        Heftel Broadcasting Corporation
                        --------------------------------
                               (Name of Issuer)

                Class A Common Stock, par value $.001 per share
                -----------------------------------------------
                        (Title of Class of Securities)

                                   42279916
                                --------------
                                (CUSIP Number)

                           McHenry T. Tichenor, Jr.
                        100 Crescent Court, Suite 1777
                             Dallas, Texas  75201
                             --------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 14, 1997
                               -----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages(s))

                               Page 1 of 16 Pages
                        Exhibit Index located on page 16.

CUSIP No.  42279916                   13D                 Page  2  of  16 Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     McHenry T. Tichenor, Sr.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00 (See Item 3)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  4,303,892
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  112,324
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     4,303,892
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     28.7
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  42279916                   13D                 Page  3  of  16 Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     McHenry T. Tichenor, Jr.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00 (See Item 3)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               41,190
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  4,303,892
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  959,399
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     4,345,082
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     29.0
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  42279916                   13D                 Page  4  of  16 Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     McHenry T. Tichenor, Jr., as Custodian for David T. Tichenor
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00 (See Item 3)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  4,303,892
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  404,510
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     4,303,892
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     28.7
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 42279916                    13D                 Page 5   of  16 Pages
          ---------                                           ---     ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     McHenry T. Tichenor, Jr., as Trustee pursuant to a Voting Trust Agreement
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          00 (See Item 3)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 639
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    639
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          639
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          0.004
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 42279916                    13D                 Page  6  of  16 Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Warren W. Tichenor
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          00 (See Item 3)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    4,303,892
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    1,090,157
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          4,303,892
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                         / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          28.7
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 42279916                    13D                 Page  7  of  16 Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     William E. Tichenor
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          00 (See Item 3)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    4,303,892
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    864,636
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          4,303,892
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          28.7
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 42279916                    13D                 Page 8  of  16 Pages
          ---------                                           ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Jean T. Russell
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          00 (See Item 3)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    4,303,892
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    914,056
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          4,303,892
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          28.7
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

     The class of equity securities to which this Statement relates is the Class A Common Stock, par value $.001 per share ("Heftel Class A Common Stock"), of Heftel Broadcasting Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 100 Crescent Court, Suite 1777, Dallas, Texas 75201.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(c). This statement is being filed by McHenry T. Tichenor, Sr.; McHenry T. Tichenor, Jr., individually, as custodian for David T. Tichenor, and as trustee pursuant to a Voting Trust Agreement ("Tichenor"); Warren W. Tichenor; William E. Tichenor; and Jean T. Russell (the "Filing Parties"). The Filing Parties are each members of the Tichenor family and were the principal shareholders in Tichenor Media System, Inc., a Texas corporation ("TMS"), prior to the acquisition of TMS by the Company on February 14, 1997. The Company is a Spanish language radio broadcasting company. The name; residence or business address; present principal occupation or employment; and the name, principal business and address of each corporation or other organization in which such employment is conducted of each Filing Party are set forth on SCHEDULE 1 hereto, which Schedule is incorporated herein by reference.

     (d)-(f).  During the last five years, none of the Filing Parties has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Filing Parties is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Filing Parties acquired the 4,303,892 shares of Heftel Class A Common Stock beneficially held by the Filing Parties subject to the Voting Agreement (hereinafter defined) and Tichenor acquired the 41,190 shares he beneficially holds that are not subject to the Voting Agreement and the 639 shares he beneficially holds as trustee pursuant to a Voting Trust Agreement (the "Shares") pursuant to the terms of the Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") between Clear Channel Communications, Inc. ("Clear Channel") (whose interest in the Merger Agreement was subsequently assigned to the Company) and TMS dated October 10, 1996. Pursuant to the Merger Agreement, a wholly-owned subsidiary of the Company merged with and into TMS (the "Merger"). TMS, the surviving corporation, became a wholly-owned subsidiary of the Company. At the effective time of the Merger, the shares of common stock and junior preferred stock of TMS held by the Filing Parties were converted into the Shares based on a conversion rate of 7.8261 shares of Heftel Class A Common Stock for each share of TMS common stock and 4.3478 shares of Heftel Class A Common Stock for each share of TMS junior preferred stock.

     A copy of the Amended and Restated Agreement and Plan of Merger and the Assignment Agreement are set forth as EXHIBIT 10.1 and EXHIBIT 10.2, respectively, hereto and are incorporated herein by reference in their entirety.

ITEM 4.   PURPOSE OF TRANSACTION.

     Each Filing Party acquired the Shares owned of record by such Filing Party pursuant to the terms of the Merger Agreement and is holding them for investment purposes.

     CHANGE IN THE BOARD OF DIRECTORS. Pursuant to the terms of the Merger Agreement at the effective time of the Merger, the members of the existing board of directors of the Company resigned and five designees of TMS were appointed to fill the vacancies created by such resignations. The five TMS designees appointed to serve as directors of the Company are: McHenry T. Tichenor, Sr., McHenry T. Tichenor, Jr., Robert W. Hughes, James M. Raines and Ernesto Cruz.

     REGISTRATION RIGHTS AGREEMENT. At the Closing of the Merger, the Company and the Filing Parties and certain other TMS shareholders (collectively, the "TMS Shareholders") entered into the Tichenor Registration Rights Agreement pursuant to which the Company granted to the TMS Shareholders the following demand registration rights: (i) at any time during the three year period following the date on which Clear Channel, the holder of shares of Heftel New Class B Common Stock, par value $.001 per share ("Heftel New Class B Common Stock"), representing approximately 32% of the total outstanding shares of Heftel Class A Common Stock and Heftel New Class B Common Stock, beneficially owns a greater number of shares of Heftel Class A Common Stock than the number of shares owned by the TMS Shareholders (the "Conversion Date"), up to two demand registrations, and (ii) prior to the Conversion Date, during any period
(a) in which less than 2.0 million shares of Heftel Class A Common Stock are held by public stockholders, one demand registration or (b) after the first anniversary of the effective time of the Merger, until the earlier of (1) such time as the Company consummates a "qualified public offering" as defined in the Tichenor Registration Rights Agreement or (2) the exercise of the demand registration right under clause (a), one demand registration. Any demand registration must be made by the holders of at least 25% of the registrable securities held by the TMS Shareholders and the size of proposed registered offering must be at least $20.0 million. The Company also granted the TMS Shareholders certain piggyback registration rights. Pursuant to the Tichenor Registration Rights Agreement, the TMS Shareholders agreed to not make a public sale or other distribution of Heftel Class A Common Stock during the 14 days prior to and the 180 days following any firm commitment underwritten public offering by the Company.

     A copy of the Tichenor Registration Rights Agreement is set forth as
EXHIBIT 10.3 hereto and is incorporated herein by reference in its entirety.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

     (a)(b) On the basis of information contained in the Prospectus dated February 5, 1997 included in the Company's Registration Statement on Form S-3 (SEC File No. 333-14207), the Company has 14,989,374 issued and outstanding shares of Heftel Class A Common Stock. On the basis of such disclosure, the shares of Heftel Class A Common Stock beneficially owned by the Filing Parties subject to the Voting Agreement comprise 28.7% of the issued and outstanding shares of Heftel Class A Common Stock. The shares of Heftel Class A Common Stock held by Tichenor outside of the Voting Agreement comprise less than one percent of the issued and outstanding shares of Heftel Class A Common Stock.

     Each Filing Party beneficially owns the aggregate number and percentage of Heftel Class A Common Stock and has sole voting power, shared voting power, sole dispositive power, and shared dispositive power over the number of shares of Heftel Class A Common Stock beneficially owned by such person as set forth below.

                                        SHARES BENEFICIALLY
                                               OWNED
                                       ----------------------
                                                                  SOLE        SHARED         SOLE         SHARED
                                       AGGREGATE                 VOTING       VOTING      DISPOSITIVE   DISPOSITIVE
          NAME                           NUMBER    PERCENTAGE     POWER        POWER         POWER         POWER
-------------------------------------------------------------------------------------------------------------------
McHenry T. Tichenor, Sr.               4,303,892      28.7            0      4,303,892      112,324          0
-------------------------------------------------------------------------------------------------------------------
McHenry T. Tichenor, Jr.               4,345,082      29.0       41,190      4,303,892      959,399          0
-------------------------------------------------------------------------------------------------------------------
McHenry T. Tichenor, Jr., as
  Custodian for David T. Tichenor      4,303,892      28.7            0      4,303,892      404,510          0
-------------------------------------------------------------------------------------------------------------------
McHenry T. Tichenor, Jr., as
  Trustee pursuant to a Voting
  Trust Agreement                            639     0.004          639              0          639          0
-------------------------------------------------------------------------------------------------------------------
Warren W. Tichenor                     4,303,892      28.7            0      4,303,892    1,090,157          0
-------------------------------------------------------------------------------------------------------------------
William E. Tichenor                    4,303,892      28.7            0      4,303,892      864,636          0
-------------------------------------------------------------------------------------------------------------------
Jean T. Russell                        4,303,892      28.7            0      4,303,892      914,056          0
-------------------------------------------------------------------------------------------------------------------

     (c) Except as set forth herein, neither Tichenor nor any person named in response to Item 2 (including those persons named in SCHEDULE 1 attached hereto) has engaged in any transaction with respect to the Heftel Class A Common Stock during the past 60 days.

     (d)  None.

     (e)  Not applicable.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     VOTING AGREEMENT

     The Filing Parties have entered into a Voting Agreement dated June 1, 1996 (the "Voting Agreement") pursuant to which approximately 4,303,892 shares of Heftel Class A Common Stock held by the Filing Parties shall be voted in accordance with the instructions of the holders of a majority of such shares. Each Filing Party, other than McHenry T. Tichenor, Jr., has granted a conditional irrevocable proxy in favor of McHenry T. Tichenor, Jr. or his designee, with full power of substitution and resubstitution, to vote all shares owned by that Filing Party subject to the provisions of the Voting Agreement if that Filing Party fails to comply with the provisions of the Voting Agreement.

     A copy of the Voting Agreement is set forth as EXHIBIT 99.2 hereto and is incorporated herein by reference in its entirety.

     STOCKHOLDERS AGREEMENT

     At the Closing of the Merger, Clear Channel, the TMS Shareholders, including the Filing Parties, and the Company entered into a Stockholders Agreement dated February 14, 1997 (the "Stockholders Agreement") whereby such stockholders agreed to certain restrictions on the transfer of their respective Heftel Class A Common Stock or Heftel New Class B Common Stock, as the case may be (collectively, "Heftel Common Stock"). Each of the stockholders who is a party to the Stockholders Agreement, other than McHenry T. Tichenor, Jr., agreed not to transfer its shares of Heftel Common Stock for a period of 180 days following the effective time of the Merger, subject to certain exceptions. McHenry T. Tichenor, Jr. agreed not to transfer any of his shares of Heftel Common Stock for a period of two years following the effective time of the Merger, subject to certain exceptions. In addition, certain of the stockholders who are subject to the Stockholders Agreement granted certain "tag-along" rights and rights of first refusal with respect to the sale of any shares of Heftel Common Stock owned by them. The Stockholders Agreement will terminate upon the written consent of (i) the stockholders who are subject to the Stockholders Agreement who hold at least 75% of all of the Heftel Common Stock under the Stockholders Agreement other than Clear Channel (if Clear Channel and its affiliates then hold 25% or more of the outstanding Heftel Common Stock) and
(ii) Clear Channel (if Clear Channel and its affiliates own 25% or more of the outstanding Heftel Common Stock).

     A copy of the Stockholders Agreement is set forth as EXHIBIT 10.4 hereto and is incorporated herein by reference in its entirety.

     TICHENOR REGISTRATION RIGHTS AGREEMENT.  See the description set forth in
Item 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 10.1 Amended and Restated Agreement and Plan of Merger between Tichenor Media System, Inc. and Clear Channel
                    Communications, Inc., dated October 10, 1996 (incorporated herein by reference to Exhibit 2.5.7 to the Company's Form 10-K filed on December 23, 1996)

     Exhibit 10.2 Assignment Agreement by the Company and Heftel Merger Sub, Inc., dated October 10, 1996 (incorporated by reference to
                    Exhibit 2.5.8 to the Company's Form 10-K filed on December 23, 1996)

     Exhibit 10.3 Registration Rights Agreement among the Company, McHenry T. Tichenor, Sr., McHenry T. Tichenor, Jr., McHenry T. Tichenor, Jr., as Custodian for David T. Tichenor, Warren W. Tichenor, William E. Tichenor, Jean T. Russell, Ricardo A. del Castillo, Jeffrey T. Hinson, David Lykes, Alta Subordinated Debt Partners III, L.P., Prime II Management, L.P., and PrimeComm, L.P., dated February 14, 1997 (incorporated by reference to

                    Exhibit 2.5.11 to the Company's Registration Statement on Form S-4 (Reg. No. 333-19713))


     Exhibit 10.4 Stockholders Agreement among the Company, Clear Channel Communications, Inc., Clear Channel Radio, Inc., McHenry T. Tichenor, Sr., McHenry T. Tichenor, Jr., McHenry T. Tichenor, Jr., as Custodian for David T. Tichenor, Warren W. Tichenor, William E. Tichenor, Jean T. Russell, Ricardo A. del Castillo, Jeffrey T. Hinson, David Lykes, Alta Subordinated Debt Partners III, L.P., Prime II Management, L.P., and PrimeComm, L.P., dated February 14, 1997 (filed herewith)

     Exhibit 24.1   Power of Attorney of Warren W. Tichenor

     Exhibit 24.2   Power of Attorney of William E. Tichenor

     Exhibit 24.3   Power of Attorney of Jean T. Russell

     Exhibit 99.1 Agreement Among Filing Parties among McHenry T. Tichenor, Sr., McHenry T. Tichenor, Jr., McHenry T. Tichenor, Jr., as Custodian for David T. Tichenor, Warren W. Tichenor, William
                    E. Tichenor, and Jean T. Russell, dated February 21, 1997 (filed herewith)

     Exhibit 99.2   Voting Agreement among Tichenor Media Systems, Inc., McHenry
                    T. Tichenor, Sr., McHenry T. Tichenor Jr., McHenry T. Tichenor, Jr., as Custodian for David T. Tichenor, Warren W. Tichenor, William E. Tichenor, and Jean T. Russell, dated July 1, 1996 (incorporated by reference to Exhibit 2.5.10 to the Company's Registration Statement on Form S-4 (Reg. No. 333-19713))

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 24, 1997

                              /s/ McHenry T. Tichenor, Sr.
                              ------------------------------------------------
                              McHenry T. Tichenor, Sr.


                              /s/ McHenry T. Tichenor, Jr.
                              ------------------------------------------------
                              McHenry T. Tichenor, Jr.


                              /s/ McHenry T. Tichenor, Jr.
                              ------------------------------------------------
                              McHenry T. Tichenor, Jr.,
                              as Custodian for David T. Tichenor

                              /s/ McHenry T. Tichenor, Jr.
                              ------------------------------------------------
                              McHenry T. Tichenor, Jr.,
                              as Trustee pursuant to a Voting Trust Agreement

                              /s/ Warren W. Tichenor*
                              ------------------------------------------------
                              Warren W. Tichenor

                              /s/ William E. Tichenor*
                              ------------------------------------------------
                              William E. Tichenor

                              /s/ Jean T. Russell*
                              ------------------------------------------------
                              Jean T. Russell


                         *By: /s/ McHenry T. Tichenor, Jr.
                              ------------------------------------------------
                              McHenry T. Tichenor, Jr.
                              Attorney-in-Fact

                                  SCHEDULE 1

                 CERTAIN INFORMATION REGARDING FILING PARTIES

          NAME                           ADDRESS               PRESENT PRINCIPAL OCCUPATION
          ----                           -------               ----------------------------
1. McHenry T. Tichenor, Sr.   Heftel Broadcasting              Director of Heftel
                              Corporation                      Broadcasting Corporation
                              100 Crescent Court, Suite 1777
                              Dallas, Texas  75201

2. McHenry T. Tichenor, Jr.   Heftel Broadcasting              President and Chief Executive
                              Corporation                      Officer of Heftel Broadcasting
                              100 Crescent Court, Suite 1777   Corporation
                              Dallas, Texas  75201

3. Warren W. Tichenor         37 Eton Green Circle             President of W. W. Tichenor &
                              San Antonio, Texas  78257        Co.

4. William E. Tichenor        2933 Westminster Avenue          Manages personal investments
                              Dallas, Texas 75205

5. Jean T. Russell            207 Primera                      Manages personal investments
                              San Antonio, Texas  78212

                                 EXHIBIT INDEX

                                                                           Page
                                                                            No.
                                                                           ----
Exhibit 10.1    Amended and Restated Agreement and Plan of  Merger between
                Tichenor    Media   System,   Inc.   and   Clear   Channel
                Communications,    Inc.,   dated    October    10,    1996
                (incorporated herein by reference to Exhibit 2.5.7 to the Company's Form 10-K filed on December 23, 1996)

Exhibit 10.2 Assignment Agreement by the Company and Heftel Merger Sub, Inc., dated October 10, 1996 (incorporated by reference to Exhibit 2.5.8 to the Company's Form 10-K filed on December 23, 1996)

Exhibit 10.3    Registration Rights  Agreement among  the Company, McHenry
                T. Tichenor, Sr., McHenry T. Tichenor, Jr., McHenry T. Tichenor, Jr., as Custodian for David T. Tichenor, Warren
                W. Tichenor, William E. Tichenor, Jean T. Russell, Ricardo A. del Castillo, Jeffrey T. Hinson, David Lykes, Alta Subordinated Debt Partners III, L.P., Prime II Management, L.P., and PrimeComm, L.P., dated February 14, 1997 (incorporated by reference to Exhibit 2.5.11 to the Company's Registration Statement on Form S-4 (Reg. No. 333-19713))

Exhibit 10.4 Stockholders Agreement among the Company, Clear Channel Communications, Inc., Clear Channel Radio, Inc., McHenry
                T. Tichenor, Sr., McHenry T. Tichenor, Jr., McHenry T. Tichenor, Jr., as Custodian for David T. Tichenor, Warren
                W. Tichenor, William E. Tichenor, Jean T. Russell, Ricardo A. del Castillo, Jeffrey T. Hinson, David Lykes, Alta Subordinated Debt Partners III, L.P., Prime II Management, L.P., and PrimeComm, L.P., dated February 14, 1997 (filed herewith)

Exhibit 24.1    Power of Attorney of Warren W. Tichenor

Exhibit 24.2    Power of Attorney of William E. Tichenor


Exhibit 24.3    Power of Attorney of Jean T. Russell


Exhibit 99.1 Agreement Among Filing Parties among McHenry T. Tichenor, Sr., McHenry T. Tichenor, Jr., McHenry T. Tichenor, Jr., as Custodian for David T. Tichenor, Warren W. Tichenor, William E. Tichenor, and Jean T. Russell, dated February 21, 1997 (filed herewith)

Exhibit 99.2 Voting Agreement among Tichenor Media Systems, Inc., McHenry T. Tichenor, Sr., McHenry T. Tichenor Jr.,
                McHenry T. Tichenor, Jr., as Custodian for David T. Tichenor, Warren W. Tichenor, William E. Tichenor, and Jean T. Russell, dated July 1, 1996 (incorporated by reference to Exhibit 2.5.10 to the Company's Registration Statement on Form S-4 (Reg. No. 333-19713))


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